SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Nogin, Inc.
(Name of Issuer)
Common stock, par value $0.0001 per share
(Title of Class of Securities)

65528N204
(CUSIP Number)

April 4, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65528N204	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Tenor Capital Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 558,506*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 558,506*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 558,506*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.03%*
12	TYPE OF REPORTING PERSON IA, OO

* The information set forth on this cover page reflects information as of the date of this filing. As of April 4, 2023, the date of the event which requires the filing of this Schedule 13G, the Reporting Persons may have been deemed to beneficially own 565,513 shares of Common Stock, representing 5.30% of the outstanding shares of Common Stock as of such time.

CUSIP No. 65528N204	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Tenor Opportunity Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 185,465*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 185,465*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 185,465*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.67%*
12	TYPE OF REPORTING PERSON OO

*The information set forth on this cover page reflects information as of the date of this filing. As of April 4, 2023, the date of the event which requires the filing of this Schedule 13G, Tenor Opportunity Master Fund, Ltd. may have been deemed to beneficially own 189,876 shares of Common Stock, representing 1.78% of the outstanding shares of Common Stock as of such time.

CUSIP No. 65528N204	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Tenor Metric Co-Invest Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 373,041*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 373,041*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 373,041*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.63%*
12	TYPE OF REPORTING PERSON OO

*The information set forth on this cover page reflects information as of the date of this filing. As of April 4, 2023, the date of the event which requires the filing of this Schedule 13G, Tenor Metric Co-Invest Fund L.P. may have been deemed to beneficially own 375,637 shares of Common Stock, representing 3.52% of the outstanding shares of Common Stock as of such time.

CUSIP No. 65528N204	13G	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Robin Shah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 558,506*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 558,506*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 558,506*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.03%*
12	TYPE OF REPORTING PERSON IN, HC

* The information set forth on this cover page reflects information as of the date of this filing. As of April 4, 2023, the date of the event which requires the filing of this Schedule 13G, the Reporting Persons may have been deemed to beneficially own 565,513 shares of Common Stock, representing 5.30% of the outstanding shares of Common Stock as of such time.

CUSIP No. 65528N204	13G	Page 6 of 9 Pages

Item 1(a).	Name of Issuer.
Nogin, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices.
1775 Flight Way, Suite 400 Tustin, CA 92782

Item 2(a).	Name of Person Filing.
Tenor Capital Management Company, L.P. Tenor Opportunity Master Fund, Ltd. Tenor Metric Co-Invest Fund L.P. Robin Shah

Item 2(b).	Address of Principal Business Office.
Tenor Capital Management Company, L.P. Tenor Opportunity Master Fund, Ltd. Tenor Metric Co-Invest Fund L.P. Robin Shah

810 Seventh Avenue, Suite 1905, New York, NY 10019

Item 2(c).	Place of Organization.
Tenor Capital Management Company, L.P. – Delaware, USA Tenor Opportunity Master Fund, Ltd. – Cayman Islands Tenor Metric Co-Invest Fund L.P. – Delaware Robin Shah – USA

Item 2(d).	Title of Class of Securities.
Common stock, par value $0.0001 per share (“Common Stock”)

Item 2(e).	CUSIP Number.
65528N204

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

CUSIP No. 65528N204	13G	Page 7 of 9 Pages

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.
The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The percentages set forth in this Schedule 13G as of the date hereof were calculated based upon an aggregate of 11,092,559 shares of Common Stock outstanding as of August 10, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the Securities and Exchange Commission on August 14, 2023. The percentages set forth in this Schedule 13G as of April 4, 2023, the date of the event which requires the filing of this Schedule 13G, were calculated based upon an aggregate of 10,668,048 shares of Common Stock outstanding, as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on April 6, 2023, after giving effect to the completion of the offering described therein.

The shares of Common Stock reported herein are held by Tenor Opportunity Master Fund, Ltd. and Tenor Metric Co-Invest Fund L.P. (collectively, the “Tenor Funds”). Tenor Capital Management Company, L.P. (“Tenor Capital”) serves as the investment manager to the Tenor Funds. Robin Shah serves as the managing member of Tenor Management GP, LLC, the general partner of Tenor Capital.

By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock owned directly by the Tenor Funds. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the shares of Common Stock for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock reported herein except to the extent of the Reporting Person’s pecuniary interest therein.

CUSIP No. 65528N204	13G	Page 8 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 65528N204	13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 9, 2023
Tenor Capital Management Company, L.P.

	By:	/s/ Robin Shah
	Name:	Robin Shah
	Title:	Managing Member of its general partner, Tenor Management GP, LLC

Tenor Opportunity Master Fund, Ltd.

	By:	/s/ Robin Shah
	Name:	Robin Shah
	Title:	Authorized Signatory

Tenor Metric Co-Invest Fund L.P.

	By:	/s/ Robin Shah
	Name:	Robin Shah
	Title:	Authorized Signatory

/s/ Robin Shah
Robin Shah